UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 3, 2008

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 3, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD APPOINTS CHRIS KNOETZE AS GENERAL MANAGER
OF THE BURNSTONE MANAGEMENT TEAM

November 3, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces the appointment of Chris Knoetze as General Manager of the Burnstone Management team, located in Mpumalanga, South Africa.

Chris Knoetze will head up the team bringing the Burnstone mine into production early next year. He is a qualified Mine Overseer and holds a Mine Managers certificate.

Chris joined the mining industry in 1974, working at Hartebeesfontein Gold Mine. In 1994, he participated in the preparation of a feasibility study of the highly mechanised Nkomati Nickel Mine. He was involved with the project initially as Project Manager and then as Mine Manager until it reached full production in 1997.

From 1999, Chris worked for Nelson Gold (now known as Avocet) in Tajikistan for 5 years as acting General Manager, and in 2004 as General Manager for Avnel, a British resources company, in Mali.

Chris has gained an immense amount of international mining experience, and just before joining Great Basin Gold in October 2008, he was appointed as Manager Operations at a copper mine in Chile.

Ferdi Dippenaar, President and CEO stated, "We are delighted to have Chris join the Burnstone Management team. He brings a wealth of mining experience which will assist in realising the Company's plans at the operation in South Africa. The mine is shallow, low cost and low risk in nature and will lend itself to a higher level of mechanisation. This is specifically where Chris's experience in this field will be welcome.

Delivery of the Burnstone Project is progressing well with less than 240 meters of development in the decline remaining before the first reef intersection. With the depreciation of the South African currency as of late, the capital expenditure in US Dollar terms required to develop the mine has decreased significantly. Should this situation continue, the returns from the operation are expected to increase as production commences in early 2009."

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.